Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.                                     Name and address of the Company.

COASTAL CONTACTS INC.

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

2.                                     Date of Material Change.

October 24, 2012

3.                                     News Release.

A news release disclosing the material change was released on October 24, 2012 through the facilities of Globe Newswire and was subsequently filed on SEDAR.

4.                                     Summary of Material Change.

Coastal Contacts Inc. (“Coastal”) announced that the common stock of Coastal was approved for listing on the NASDAQ Capital Market under the symbol “COA”.

5.                                     Full Description of Material Change.

On October 24, 2012, Coastal announced that the common stock of Coastal was approved for listing on the NASDAQ Capital Market under the symbol “COA”.  The stock will continue to trade on the Toronto Stock Exchange and the Nasdaq OMX Stockholm exchange.

6.                                     Reliance on subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.                                     Omitted Information.

Not applicable.

8.                                     Executive Officer.

Terry Venderkruyk

Vice President, Corporate Development

Tel: 604.676.4498

9.             Date of Report.

October 26, 2012.